

MAIL STOP 3561

April 15, 2009

By U.S. Mail and facsimile to (651) 686-9331

Mr. James W. Wiltz
President and Chief Executive Officer
Patterson Companies, Inc.
1031 Mendota Heights Road
St. Paul, Minnesota 55120

> **Re:** **Patterson Companies, Inc.**
> **Form 10-K for Fiscal Year Ended April 26, 2008**
> **Filed June 25, 2008**
> **File No. 0-20572**

Dear Mr. Wiltz:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Ryan C. Milne
Accounting Branch Chief